UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Acquires Controlling Interest of Solar Green Technology S.p.A.
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have acquired a controlling interest of Solar Green Technology S.p.A. (“SGT”), an expert system integrator in the Italian market.
     We acquired 70% of SGT’s shares. This investment will boost our efforts to develop additional projects and strengthen our presence in the Italian PV sector. SGT will provide project opportunities and technical support in terms of realization and control of PV turnkey plants to us.
     Our press release issued on July 14, 2009 is attached hereto as Exhibit 99.3.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer
Date: July 14, 2009

EXHIBIT 99.3: PRESS RELEASE
LDK Solar Acquires Controlling Interest of Solar Green Technology S.p.A.
XINYU CITY, China and SUNNYVALE, Calif., July 14, 2009 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced the acquisition of a controlling interest of Solar Green Technology S.p.A. (“SGT”), an expert system integrator in the Italian market.
LDK Solar acquired 70% of Solar Green Technology S.p.A’s shares. This investment will boost LDK Solar’s efforts to develop additional projects and strengthen its presence in the Italian PV sector. SGT will provide project opportunities and technical support in terms of realization and control of PV turnkey plants to LDK Solar.
“We are very excited to acquire a controlling interest of Solar Green Technology,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “SGT’s management and workforce have demonstrated strong competence and boasts solid experience in the PV market. We believe access to SGT’s wealth of resources will be an effective and immediate tool for LDK Solar efforts in managing development activity in the Italian PV market, which is currently one of the most dynamic and profitable European markets.”
“We are pleased to have LDK Solar acquire a majority interest of SGT,” commented Giuseppe Truglio, one of the Solar Green Technology’s founders. “This investment will enable SGT to grow rapidly through its involvement in several of LDK Solar’s important plant projects in Italy and throughout Europe. Given the current development stage of the Italian PV market, we are excited to increase our exposure in such a profitable and promising market.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About Solar Green Technology
Solar Green Technology is one of the most experienced Italian system integrators of turnkey PV plants. Its headquarters is located in Milano and the main activity area is the whole Italian territory. The company is focused on the realization of commercial/industrial PV plants and PV parks.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801
Alberto Marasco
VP Sales & Marketing
Solar Green Technology S.p.A.
info@solargt.com
+39-3491261288

5